SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 -------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          (Amendment No. _________)1

                              TeleCorp PCS, Inc.
                               (Name of Issuer)

 Class A Voting Common Stock, par value $0.01 per share and Voting
                           Preference Common Stock
--------------------------------------------------------------------
                        (Title of Class of Securities)

                                  879299 105
                                (CUSIP Number)

                               E. B. Martin, Jr.
             Executive Vice President and Chief Financial Officer
                                 Tritel, Inc.
                         111 E. Capitol St., Suite 500
                               Jackson, MS 39201
                                (601) 914-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 28, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 7 Pages)



-------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).


      1         NAMES OF REPORTING PERSONS:  Tritel, Inc.
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  64-089417

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                                    (b)  [  ]
      3         SEC USE ONLY

      4         SOURCE OF FUNDS*:  N/A

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)                                                 [  ]

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF
  SHARES
BENEFICIALLY                 7          SOLE VOTING POWER**: 7,703,340 shares of Class A Voting Common Stock
 OWNED BY                               representing 8.9% of the outstanding shares of the Class A Voting Common
   EACH                                 Stock and 3090 shares of Voting Preference Common Stock representing 100%
 REPORTING                              of the outstanding shares of the Voting Preference Common Stock
PERSON WITH
                             8          SHARED VOTING POWER**:

                             9          SOLE DISPOSITIVE POWER: None

                            10          SHARED DISPOSITIVE POWER: None

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                7,703,340  shares of Class A Voting Common Stock; 3090 shares of Voting Preference Common
                Stock

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            [  ]

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9% of the outstanding shares of the Class A Voting Common Stock; 100% of the outstanding shares of the
                Voting Preference Common Stock

      14        TYPE OF REPORTING PERSON*:  CO


*        SEE INSTRUCTIONS

** Pursuant to a Voting Agreement, dated as of February 28, 2000, Thomas H. Sullivan and George T. Vento, stockholders of TeleCorp PCS, Inc. ("TeleCorp"), agreed to vote the voting securities of TeleCorp beneficially owned by them
(a) in favor of the approval of the transactions contemplated by the Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000, among Tritel, Inc. ("Tritel"), TeleCorp and AT&T Wireless Services Inc., and (b) against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Reorganization Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of TeleCorp or any of its subsidiaries, with or involving any party other than as contemplated by the Reorganization Agreement, (iii) any liquidation or winding up of TeleCorp, (iv) any extraordinary dividend by TeleCorp, (v) any change in the capital structure of TeleCorp, (other than pursuant to the Reorganization Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of TeleCorp under the Reorganization Agreement which would materially and adversely affect TeleCorp or Tritel or their respective abilities to consummate the transactions contemplated by the Reorganization Agreement. Messrs. Sullivan and Vento granted an irrevocable limited proxy to the President and Secretary of Tritel in connection with the foregoing. Tritel and the Officers and Directors of TeleCorp expressly disclaim beneficial ownership of the noted shares.

Item 1.  Security and Issuer.

         The classes of equity securities to which this statement relates are the Class A Voting Common Stock, par value $0.01 per share (the "Class A Common Stock") and the Voting Preference Common Stock (the "Voting Preference Stock") of TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation (the "Issuer"). The principal executive offices of TeleCorp are located at 1010 N. Globe Road, Suite 800, Arlington, VA 22201.

Item 2.  Identity and Background.

         This statement is filed on behalf of Tritel, Inc. ("Tritel"), a Delaware corporation that provides personal communication services, and has its principal business and principal office located at 111 E. Capitol Street, Suite 500, Jackson, MS 39201.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Tritel are set forth in Annex A hereto and are incorporated herein by reference.

         (d) During the last five years, neither Tritel nor any executive officer or director of Tritel has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

         (e) During the last five years, neither Tritel nor any executive officer or director of Tritel has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4.


Item 4.  Purpose of Transaction.

         TeleCorp, Tritel and AT&T Wireless Services Inc., a Delaware corporation, entered an Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000. To induce Tritel to enter into the Reorganization Agreement, Thomas H. Sullivan and Gerald T. Vento (each a "Stockholder", and together, the "Stockholders") executed a Voting Agreement (attached hereto a Exhibit 10.1, the "Voting Agreement"), dated as of February 28, 2000, among the Stockholders, Tritel and TeleCorp. By executing the Voting Agreement, the Stockholders agreed to vote the voting securities of TeleCorp beneficially owned by them (a) in favor of the approval of the transactions contemplated by the Reorganization Agreement, and (b) against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Reorganization Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of TeleCorp or any of its subsidiaries, with or involving any party other than as contemplated by the Reorganization Agreement, (iii) any liquidation or winding up of TeleCorp, (iv) any extraordinary dividend by TeleCorp, (v) any change in the capital structure of TeleCorp, (other than pursuant to the Reorganization Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of TeleCorp under the Reorganization Agreement which would materially and adversely affect TeleCorp or Tritel or their respective abilities to consummate the transactions contemplated by the Reorganization Agreement. Pursuant to the Voting Agreement each stockholder granted an irrevocable limited proxy to the President and Secretary of Tritel in connection with the foregoing.

         The purpose of the transaction was to assure the necessary approval by the stockholders of TeleCorp of the transactions contemplated by the Reorganization Agreement. The securities of TeleCorp subject to the Voting Agreement constitute a majority of the outstanding voting securities of TeleCorp.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b)

         Tritel beneficially owns 7,703,340 shares of the Class A Common Stock representing 8.9% of the outstanding shares of the Class A Common Stock and 3,090 shares of the Voting Preference Stock representing 100% of the outstanding shares of the Voting Preference Stock. Concerning the matters described in Item 4, Tritel has the sole power to vote or direct the vote of the shares specified in Item 5(a).

         Mr. Scott Anderson owns 499,789 shares of Class A Common Stock which consists of 492,064 shares of class A common stock held by TeleCorp Investment Corp. II, L.L.C., of which Cedar Grove Partners, LLC owns 4.49%, and vested options to purchase 7,725 shares of class A common stock held by Mr. Anderson. Mr. Anderson is a principal of Cedar Grove Partners, LLC. This amount does not include 11,366 shares of class D common stock held by TeleCorp Investment Corp. II, L.L.C. and unvested options to purchase 23,175 shares of class A common stock which will not be vested or exerciseable within 60 days. The shares of class D common stock will convert into shares of class A common stock on a one for one basis upon the lifting of certain FCC restrictions. This is not anticipated to occur within the next 60 days.

         Tritel and the executive officers and directors of Tritel expressly disclaim beneficial ownership of the noted shares.

         (c)      None.

         (d) With respect to the shares of capital stock of TeleCorp which are the subject of this filing, Thomas H. Sullivan, Gerald T. Vento, and Mr. Anderson, as applicable, have the right to receive dividends with respect to such stock owned by each.

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         TeleCorp, Tritel and AT&T Wireless Services Inc., a Delaware corporation, entered an Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000. To induce TeleCorp to enter into the Reorganization Agreement, Thomas H. Sullivan and Gerald T. Vento (each a "Stockholder", and together, the "Stockholders") executed a Voting Agreement (attached hereto a Exhibit 10.1, the "Voting Agreement"), dated as of February 28, 2000, among the Stockholders, Tritel and TeleCorp. By executing the Voting Agreement, the Stockholders agreed to vote the voting securities of TeleCorp beneficially owned by them (a) in favor of the approval of the transactions contemplated by the Reorganization Agreement, and (b) against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Reorganization Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of TeleCorp or any of its subsidiaries, with or involving any party other than as contemplated by the Reorganization Agreement, (iii) any liquidation or winding up of TeleCorp, (iv) any extraordinary dividend by TeleCorp, (v) any change in the capital structure of TeleCorp, (other than pursuant to the Reorganization Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of TeleCorp under the Reorganization Agreement which would materially and adversely affect TeleCorp or Tritel or their respective abilities to consummate the transactions contemplated by the Reorganization Agreement.

         Additionally, by executing the Voting Agreement, (a) Thomas H. Sullivan agreed that (other than pursuant to the Reorganization Agreement) he will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate or otherwise transfer any share of Class A Common Stock, Class C Common Stock, Class D Common Stock, Voting Preference Common Stock, Series C Preferred Stock or Series E Preferred Stock of TeleCorp owned by him, and (b) Gerald T. Vento agreed that (other than pursuant to the Reorganization Agreement) he will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate or otherwise transfer any share of Class A Common Stock, Class C Common Stock, Class D Common Stock, Voting Preference Stock, Series C Preferred Stock or Series E Preferred Stock of TeleCorp owned by him directly or indirectly.

         Tritel intends to consummate the business combination with TeleCorp as soon as all conditions to consummation specified in the Reorganization Agreement are satisfied. It is currently contemplated that the closing will occur in the fourth quarter of 2000.

         Except as set forth in Items 3, 4, 5 and 6, neither TeleCorp nor, to the best knowledge of Tritel, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of TeleCorp.

Item 7.  Material to be Filed as Exhibits.

         The exhibits are incorporated herein by reference.

         Exhibit                    Description

         10.1 TeleCorp PCS, Inc. Voting Agreement, dated as of February 28, 2000, among Tritel, Inc., TeleCorp PCS, Inc., Thomas H. Sullivan and Gerald T. Vento.



                                   SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  March 9, 2000
                                                  -------------
                                                  (Date)

                                                  /s/ E.B. Martin, Jr.
                                                  --------------------
                                                 (Signature)

                                                  Executive Vice President and
                                                  Chief Financial Officer
                                                  -----------------------
                                                  (Name/Title)


         The statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                                    ANNEX A

William M. Mounger, II, Chief Executive Officer and Chairman
c/o Tritel, 111 E. Capitol Street, Suite 5000, Jackson, MS  39201
Principal Occupation:  Chief Executive Officer and Chairman of Tritel
Citizenship:  United States

E. B. Martin, Jr., Executive Vice President, Treasurer, Chief Financial Officer and Director c/o Tritel, 111 E. Capitol Street, Suite 5000, Jackson, MS 39201 Principal Occupation: Executive Vice President, Chief Financial Officer and Director of Tritel Citizenship: United States

William S. Arnett,  President and Director
c/o Tritel, 111 E. Capitol Street, Suite 5000, Jackson, MS  39201
Principal Occupation:  President and Director of Tritel
Citizenship:  United States

Scott Anderson, Director
c/o Tritel, 111 E. Capitol Street, Suite 5000, Jackson, MS  39201
Principal Occupation: Principal in Cedar Grove Partners and Principal in Cedar Grove Investments
Citizenship:  United States

Ann K. Hall, Director
c/o AT&T Wireless PCS, LLC 7277 164th Avenue, N.E., Redmond, Washington 98052 Principal Occupation: Director of Finance, Partnership Markets for
AT&T Wireless
Citizenship:  United States

Alex P. Coleman, Director
c/o Dresdner Kleinwort Benson Private Equity LLC
75 Wall St., New York, NY  10005
Principal Occupation:  Investment Partner for Dresdner
Citizenship:  United States

Gary S. Fuqua, Director
c/o New Centuries Energies
Utility Energy Plaza, 5601 I-40 West, Amarillo, TX  79106-4605
Principal Occupation:  President and CEO of Utility Engineering
Citizenship:  United States

Andrew Hubregsen, Director
c/o Conseco Private Capital Group, Inc.
745 Fifth Avenue, Suite 2700, New York, NY  10151
Principal Occupation:  Senior Vice President for Conseco
Citizenship:  United States

David A. Jones, Jr., Director
c/o Chrysallis Ventures, LLC
101 South 5th Street, Suite 1650, Louisville, KY  40202
Principal Occupation:  Chairman of Chrysallis

H. Lee Maschmann, Director
c/o AT&T Wireless PCS, LLC
Southwest Regional Office, 5501 LBJ Freeway, 2nd Floor, Mail Stop 233, Dallas, TX 75240
Principal Occupation:  Vice President, Partnership Operations -
Engineering for AT&T Wireless
Citizenship:  United States

Elizabeth Nichols, Director
c/o JDN Realty
3814 Cleghorn Avenue, Nashville, TN  37215
Principal Occupation:  President of JDN
Citizenship:  United States

Kevin Shepard, Director
c/o Triune PCS, LLC
4770 Baseline Road, Suite 380, Boulder CO  80303
Principal Occupation:  President of Triune
Citizenship:  United States



                                                  Exhibit 10.1


                                                               Execution Copy

                               VOTING AGREEMENT

               Agreement dated as of February 28, 2000 among each of the shareholders listed on the signature pages hereto (each, a "Shareholder") of TeleCorp PCS, Inc., a Delaware corporation ("Virginia"), Virginia and Tritel Inc., a Delaware corporation ("Mississippi").

              (A) Virginia, Mississippi and certain other parties are parties to an Agreement and Plan of Reorganization and Contribution dated as of the date hereof (the "Reorganization Agreement"). Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Reorganization Agreement.

              (B) Each of Mississippi and Virginia agreed to enter into the Reorganization Agreement on the condition that the parties hereto enter into this Voting Agreement.

               Accordingly, the parties hereto agree as follows:

               1. Representations and Warranties of Each Shareholder. Each Shareholder hereby represents and warrants, severally and not jointly, to Mississippi and Virginia as follows (with respect to itself only):

               (a)Title. As of the date hereof, each Shareholder beneficially owns the amount and class of capital stock of Virginia set forth after such Shareholder's name on Exhibit A attached hereto (with respect to each Shareholder, the capital stock specified after such Shareholder's name on Exhibit A hereto shall be referred to herein as the "Shares").

               (b)Right to Vote. As of the date hereof and as of the date of the Virginia Stockholder Meeting, except for this Agreement or as otherwise permitted by this Agreement, each Shareholder has full legal power, authority and right to vote all Shares, to the extent the Shares carry rights to vote thereon, in favor of the Virginia Proposals without the consent or approval of, or any other action on the part of, any other person or entity. Without limiting the generality of the foregoing, except for this Agreement or as otherwise permitted by this Agreement or as disclosed in Schedule 1 hereto, each Shareholder has not entered into any voting agreement with any person or entity with respect to any Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any Shares, deposited any Shares in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting its legal power, authority or right to vote the Shares in favor of the Virginia Proposals. From and after the date hereof, except as otherwise permitted by this Agreement, each Shareholder will not commit any act that could restrict or otherwise affect such legal power, authority and right to vote all Shares, to the extent the Shares carry the right to vote thereon, in favor of the Virginia Proposals. Without limiting the generality of the foregoing, except as otherwise permitted by this Agreement, from and after the date hereof, each Shareholder will not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement limiting or affecting such Shareholder's legal power, authority or right to vote the Shares in favor of the approval of the Virginia Proposals (other than this Agreement).

               (c)Authority. Each Shareholder has full legal power, authority and right to execute and deliver, and to perform his obligations under, this Agreement. This Agreement has been duly and validly executed and delivered by each Shareholder and constitutes a valid and binding agreement of each Shareholder enforceable against each Shareholder in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors rights generally and
(ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

               (d)Conflicting Instruments; No Transfer. Neither the execution and delivery of this Agreement nor the performance by each Shareholder of his agreements and obligations hereunder will result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which such Shareholder is a party or by which such Shareholder (or any of his assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect such Shareholder's ability to perform its obligations under this Agreement.

               2. Restriction on Transfer. Each Shareholder agrees that (other than pursuant to the Reorganization Agreement) he will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate or otherwise transfer (collectively, "Transfer") any Shares, including, without limitation, tender any of the shares in a tender offer.

               3. Agreement to Vote of Each Shareholder. Each Shareholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all Shares, to the extent the Shares carry the right to vote thereon, at the Virginia Stockholders Meeting and at any other annual or special meeting of shareholders of Virginia where any such proposal is submitted (a) in favor of the Virginia Proposals and (b) against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Reorganization Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Virginia or any of its subsidiaries, with or involving any party other than as contemplated by the Reorganization Agreement, (iii) any liquidation or winding up of Virginia, (iv) any extraordinary dividend by Virginia, (v) any change in the capital structure of Virginia (other than pursuant to the Reorganization Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Virginia under the Reorganization Agreement which would materially and adversely affect Virginia or Mississippi or their respective abilities to consummate the transactions contemplated by the Reorganization Agreement.

               4. Granting of Proxy. In furtherance of the terms and provisions of the Agreement, each shareholder hereby grants an irrevocable proxy (Subject to Section 10(b)), coupled with an interest, to the President and Secretary of Mississippi to vote all Shares beneficially owned by such Shareholder in favor of the approval of the Virginia Proposals and against any of the matters specified in clause (b) of Section 3. Each Shareholder hereby ratifies and approves of each and every action taken by Mississippi pursuant to the foregoing proxy. Notwithstanding the foregoing, if requested by Mississippi, each Shareholder will execute and deliver applicable proxy material in furtherance of the provisions of Section 3.

               5. Action in Shareholder Capacity Only. Each Shareholder makes no agreement or understanding herein as director or officer of Virginia. Each Shareholder signs solely in his capacity as a record holder and beneficial owner of the Shares, and nothing herein shall limit or affect any actions taken in his capacity as an officer or director of Virginia.

               6. Invalid Provisions. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

               7. Executed in Counterparts. This Agreement may be executed in counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

               8. Specific Performance. The parties hereto agree that if for any reason any Shareholder fails to perform any of his agreements or obligations under this Agreement irreparable harm or injury to Virginia and Mississippi would be caused with respect to which money damages would not be an adequate remedy. Accordingly, each Shareholder agrees that, in seeking to enforce this Agreement against each Shareholder, each of Mississippi and Virginia shall be entitled, in addition to any other remedy available at law, equity or otherwise, to specific performance and injunctive and other equitable relief.

               9. Governing Law; Submission to Jurisdiction. The Agreement shall be governed by, and construed and enforced in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the courts of the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of judgment, execution of judgment, or otherwise), and (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

               10.Amendments; Termination.

               (a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto.

               (b)The provisions of this Agreement shall terminate upon the earliest to occur of (i) the consummation of the Mergers, and (ii) the date which is two years after the date hereof and (iii) the termination of the Reorganization Agreement.

               (c)For purposes of this Agreement, the term "Reorganization Agreement" includes the Reorganization Agreement, as the same may be modified or amended from time to time.

               11.Additional Shares. If, after the date hereof, any Shareholder acquires beneficial ownership of any additional shares of capital stock of Virginia (any such shares, "Additional Shares"), including, without limitation, upon exercise of any option, warrant or right to acquire Shares of capital stock of Virginia or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall be applicable to such Additional Shares as if such Additional Shares had been Shares as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares without action by any person or entity immediately upon the acquisition by any Shareholder of beneficial ownership of such Additional Shares.

               12.Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors (including, in the case of any Shareholder or any other individual, any executors, administrators, estates, legal representatives and heirs of such Shareholder or such individual) and permitted assigns; provided, however, that, except as otherwise provided in this Agreement, no party may assign, delegate or otherwise transfer any of its rights or obligations, under this Agreement, without the consent of Mississippi and Virginia, in the case of any Shareholder, the Shareholders and Virginia, in the case of Mississippi, and the Shareholders and Mississippi, in the case of Virginia. Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2 hereof, each Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

               IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this 28 day of February, 2000.

                                 TeleCorp PCS, Inc.



                                 By: _________________________
                                     Name:  _________________________
                                     Title: _________________________



                                 Tritel, Inc.



                                 By: _________________________
                                     Name:  _________________________
                                     Title: _________________________



                                 Gerald T. Vento

                                 By: _________________________
                                     Name:  _________________________
                                     Title: _________________________



                                 Thomas H. Sullivan

                                 By: _________________________
                                     Name:  _________________________
                                     Title: _________________________

                                                                 EXHIBIT A




                Shareholder Name                      Amount and Class of Shares
                ----------------                      --------------------------


Gerald T. Vento                                   Class A Common Stock:            4,974,449 (1)
                                                  Class C Common Stock:              105,444
                                                  Class D Common Stock:               14,503 (2)
                                                  Voting Preference Common Stock:      1,545
                                                  Series C Preferred Stock:              420
                                                  Series E Preferred Stock            11,235

---------------

(1) Consists of 492,064 shares of Class A Common Stock held by TeleCorp  Investment  Corp. II,
    L.L.C.  (TIC II)  and  4,482,385  shares  of  Class A  Common  Stock  held  by  Mr. Vento.
    Mr. Vento serves as a manager and is a member of TIC II.

(2) Consists of 11,366 shares of Class D Common Stock held by TIC II and 3,137 shares of Class D Common Stock held by Mr. Vento. Mr. Vento is a manager and a member of TIC II.




                Shareholder Name                      Amount and Class of Shares
                ----------------                      --------------------------



Thomas H. Sullivan                                Class A Common Stock:            3,220,955 (3)
                                                  Class C Common Stock:               65,373
                                                  Class D Common Stock:               12,065 (4)
                                                  Voting Preference Common Stock:      1,545
                                                  Series C Preferred Stock:              109
                                                  Series E Preferred Stock             6,984

---------------

(3) Consists of 492,064 shares of Class A Common Stock held by TIC II and 2,728,891  shares of
    Class A  Common Stock held by Thomas H.  Sullivan.  Mr. Sullivan  serves as manager and is the manager of a member of TIC II.

(4) Consists of 11,366 shares of Class D Common Stock held by TIC II and 699 shares of Class D Common Stock held by Mr. Sullivan. Mr. Sullivan serves as a manager and is the manager of a member of TIC II.

                                  SCHEDULE 1

         The Stockholders' Agreement, dated as of June 17, 1998, by and among TeleCorp PCS, Inc., Thomas H. Sullivan, Gerald T. Vento and the other stockholders named therein.